

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2010

Robert Tatar
President
First Titan Corp.
6846 Tailfeather Way
Bradenton, FL 34204

> **Re:** **First Titan Corp.**
> **Registration Statement on Form S-1**
> **Filed November 3, 2010**
> **File No. 333-170315**

Dear Mr. Tatar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Please clarify whether you calculated the fee based on Securities Act Rule 457(a) or Rule 457(o).

Prospectus Summary – Use of Proceeds, page 6

2.   We refer to your disclosure on page 26. Please revise to disclose, if true, that the maximum proceeds from this offering will only satisfy your "basic, subsistence cash requirements for up to 12 months." Please also revise to clarify your disclosure concerning the use of funds to implement your business and marketing plan to discuss the need for an additional $550,000 to implement this plan.

3.   We refer to your disclosure on page 15 which appears to indicate that the first $8,750 in proceeds from the offering will cover the offering expenses. Please revise the summary to clarify this point.

Risk Factors, page 6

4.   We note your disclosure in the fourth paragraph on page 34. Please include a risk factor concerning your chief financial officer's/chief accounting officer's lack of a professional background in accounting or finance; include in your risk factor, to the extent appropriate, the risks you may face in establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

5.   We note from your disclosure under "Competition" on page 34 that there are existing competitors in the markets you intend to address. Please expand your risk factors to address the competition you will face from existing competitors.

Summary of Our Financial Information, page 7

6.   Please delete the labels "audited" from the column headers. You may alternatively disclose that the summary financial data has been derived from your audited financial statements. This comment also applies to the corresponding presentation on page 29 of MD&A.

Dilution of the price you pay for your shares, page 17

7.   It is not clear that the dilution data has been rounded consistently. For instance, we note the rounding inconsistency with the pre-offering net tangible book value. Please review underlying calculations and revise as necessary so that amounts have been rounded in a consistent manner.

Plan of Distribution, page 17

8.   We note your disclosures on page 18 that payment for the shares shall be made at the time the subscription agreement is submitted and that prospective investors have a two-day cancelation right. Please revise to clarify when investors acquire rights as shareholders. Please also revise to explain whether you will delay issuing share certificates until the two-day cancelation right period has expired and how you will hold the funds of prospective investors during the cancellation right period. Please also revise to address how these funds would be treated in the event of your bankruptcy.

Business Description, page 20

Overview, page 20

9.   Please expand your disclosure in this section so that an investor who is not familiar with
        your intended industry can better understand the panels, instrument panels and wiring
        harnesses that you intend to sell. Please briefly explain the purpose and function of each
        product, including what engine functions your products will measure and/or display.
        Please also disclose whether these products may be sold both separately and/or together
        as a package.

Business Strategy, page 21

10.   We note your disclosure that there is a "strong need for a new innovative approach in the
        design and manufacturing of industrial panels and wiring harnesses…." Please revise to
        clarify how your business plan would be an innovative approach and to clarify your
        competitive position and methods for competing in this regard. Please refer to
        Item 101(h)(4)(iv) of Regulation S-K.

11.   We note your disclosure on page 21 and elsewhere concerning the significance of
        obtaining the "highly regarded" ISO 9001 Quality Certification. Please describe in
        greater detail the process for obtaining the certification, including the cost of obtaining
        the certification, the duration of the certification process, and whether you will obtain the
        certification prior to selling your products to manufacturers. Please also discuss the ISO
        "enforcement action" process and the impact such action could have on your business.

12.   Please revise to identify, if known, the geographic markets that you will target. In this
        regard we note your disclosure on page 22 to concerning European Union requirements.

The Market, page 23

13.   We note your disclosure here and elsewhere that management estimates the value of the
        markets in the "multi-billion dollar range." To the extent that you believe an estimate of
        market size is material to investors and can be estimated with reasonable accuracy, please
        revise to disclose a more narrow and meaningful range and tell us why management
        believes such data is reliable.

Management's Discussion and Analysis, page 25

Overview, page 25

14.   Please reconcile your disclosure in the final sentence of the second paragraph on page 26
        that you will dedicate offering proceeds to satisfy your continuous disclosure

requirements with the first column of your table on page 16 which indicates that offering expenses will take priority over continuous disclosure obligation expenses.

Financial Statements

15.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Balance Sheet, page F-2

16.   Please revise or clarify why the balance sheet is as of September 16, 2010 and not as of September 30, 2010.

Exhibits

17.   Please include an updated accountant's consent with any amendment to the filing.

Exhibit 5.1

18.   We reference the assumptions in the first sentence in each of the first and second paragraphs of the second page of the opinion. Since these assumptions have the effect of shifting the burden of these matters to investors, if counsel can readily ascertain the assumed matters through an officer's certificate, please have counsel revise its opinion to remove these assumptions.

19.   Given the date restrictions in the second and third paragraphs of the second page of the opinion, please have counsel file an opinion dated the date you intended your registration statement to be declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Praveen Kartholy at 202-551-3778 or Gary Todd, reviewing accountant, at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or Tim Buchmiller, reviewing attorney, at 202-551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Clifford J. Hunt, Esq.